FORM C	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
FORM C		OMB Number: ####-####
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Form C: Filer Information

Filer CIK:	0001859483
Filer CCC:	x*jdgkoh
Is this a LIVE or TEST Filing?	⊙ LIVE ○ TEST
Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption?	☐
Would you like a Return Copy?	☑

Submission Contact Information

Name:	Charles Caliman
Phone Number:	3132832450
Contact E-Mail Address:	charles@calimanlawpc.com
Notify via Filing Website only?	☐
Notification Email Address:	charles@calimanlawpc.com
Notification Email Address:	marques@themilesmediagroup.com

Form C: Issuer Information

Issuer Information

Name of Issuer:	Herbal Daily Inc.

Legal Status of Issuer:

Form:	Corporation
Jurisdiction of Incorporation/Organization:	DELAWARE
Date of Incorporation/Organization:	10-21-2020

Physical Address of Issuer:

Address 1:	21921 VINTAGE STREET
City:	CHATSWORTH
State/Country:	CALIFORNIA
Mailing Zip/Postal Code:	91311
Website of Issuer:	www.herbaldaily.co
Is there a Co-issuer?	○ Yes ⊙ No

Intermediary through which the Offering will be Conducted:

CIK:	0001792363
Company Name:	ARCVIEW CAPITAL, LLC

Commission File Number: 008-70439

CRD Number: 000306029

Form C: Offering Information

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 5% of gross funds collected.

Any other financial interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: N/A

Type of Security Offered: Preferred Stock

Target Number of Securities to be Offered: 1000000

Price: 1.00000

Price (or Method for Determining Price):   Good faith determination by Board of Directors.

Target Offering Amount: 1000000.00

Maximum Offering Amount (if different from Target Offering Amount):   5000000.00

Oversubscriptions Accepted: ⦿ Yes   ◯ No

If yes, disclose how oversubscriptions will be allocated: First-come, first-served basis

Deadline to reach the Target Offering Amount: 12-11-2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees: 4.00

Total Assets Most Recent Fiscal Year-end: 0.00

Total Assets Prior Fiscal Year-end: 0.00

Cash and Cash Equivalents Most Recent Fiscal Year-end: 0.00

Cash and Cash Equivalents Prior Fiscal Year-end: 0.00

Accounts Receivable Most Recent Fiscal Year-end: 0.00

Accounts Receivable Prior Fiscal Year-end: 0.00

Short-term Debt Most Recent Fiscal Year-end: 0.00

Short-term Debt Prior Fiscal Year-end:

0.00

Long-term Debt Most Recent Fiscal Year-end:

0.00

Long-term Debt Prior Fiscal Year-end:

0.00

Revenue/Sales Most Recent Fiscal Year-end:

0.00

Revenue/Sales Prior Fiscal Year-end:

0.00

Cost of Goods Sold Most Recent Fiscal Year-end:

0.00

Cost of Goods Sold Prior Fiscal Year-end:

0.00

Taxes Paid Most Recent Fiscal Year-end:

0.00

Taxes Paid Prior Fiscal Year-end:

0.00

Net Income Most Recent Fiscal Year-end:

0.00

Net Income Prior Fiscal Year-end:

0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALASKA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ARIZONA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ARKANSAS

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

CALIFORNIA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

COLORADO

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

CONNECTICUT

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

DELAWARE

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

DISTRICT OF COLUMBIA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

FLORIDA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

GEORGIA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

HAWAII

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

IDAHO

Using the list below, select the jurisdictions in which the issuer intends to

ILLINOIS

offer the securities:

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	INDIANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	IOWA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	KANSAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	KENTUCKY
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	LOUISIANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MAINE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MARYLAND
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MASSACHUSETTS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MICHIGAN
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MINNESOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSISSIPPI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSOURI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MONTANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEBRASKA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEVADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW HAMPSHIRE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW JERSEY
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW MEXICO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW YORK
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OHIO
Using the list below, select the	OKLAHOMA

jurisdictions in which the issuer intends to offer the securities:

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OREGON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PENNSYLVANIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PUERTO RICO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	RHODE ISLAND
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SOUTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SOUTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TENNESSEE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TEXAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	UTAH
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VERMONT
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WASHINGTON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WEST VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WISCONSIN
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WYOMING
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ALBERTA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	BRITISH COLUMBIA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MANITOBA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW BRUNSWICK, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEWFOUNDLAND, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NOVA SCOTIA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ONTARIO, CANADA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PRINCE EDWARD ISLAND, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	QUEBEC, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SASKATCHEWAN, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	YUKON, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	CANADA (FEDERAL LEVEL)

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:	Herbal Daily Inc.
Signature:	[signature]
Title:	COUNSEL